UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                  for the quarterly period ended March 31, 2000

                           TEEKAY SHIPPING CORPORATION
             (Exact name of Registrant as specified in its charter)

                       Fourth Floor, Euro Canadian Centre
                       Marlborough Street & Navy Lyon Road
                        P.O. Box SS-6293, Nassau, Bahamas
                     (Address of principal executive office)




         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F      X         Form 40- F
                              ---------                ----------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes                     No         X
                               ---------           ----------


         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ ]

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

        REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2000


                                      INDEX



PART I: FINANCIAL INFORMATION                                               PAGE

Item 1. Financial Statements

                Independent Accountants' Report.............................   3

                Consolidated Statements of Income and Retained Earnings
                       for the three months ended March 31, 2000 and 1999...   4

                Consolidated Balance Sheets
                       March 31, 2000 and December 31, 1999.................   5

                Consolidated Statements of Cash Flows
                       for the three months ended March 31, 2000 and 1999...   6

                Notes to Consolidated Financial Statements..................   7

                Schedule A to the Consolidated Financial Statements.........  10

Item 2.  Management's Discussion and Analysis of Financial Condition
                       and Results of Operations............................  13

Item 3.  Market Rate Risks..................................................  18

PART II: OTHER INFORMATION..................................................  19

SIGNATURES..................................................................  20

              INDEPENDENT ACCOUNTANTS' REPORT ON REVIEW OF INTERIM
                              FINANCIAL INFORMATION

To the Shareholders and Board of Directors of Teekay Shipping Corporation

We have reviewed the accompanying consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of March 31, 2000 and the related consolidated statements of income for the three month periods ended March 31, 2000 and 1999 and the related consolidated statements of cash flows for the three month periods ended March 31, 2000 and 1999. Our review also included the financial schedule listed in Index Item 1. These financial statements and schedule are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements and schedule referred to above for them to be in conformity with accounting principles generally accepted in the United States.

We have previously audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 1999, and the related consolidated statements of income and retained earnings, and cash flows for the nine month period then ended, not presented herein, and in our report dated February 11, 2000, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet and related schedule as of December 31, 1999, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.



Nassau, Bahamas                                            /s/ ERNST & YOUNG
May 12, 2000                                               Chartered Accountants

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
            (in thousands of U.S. dollars, except per share amounts)


                                                                          Three Months Ended March 31,
                                                                            2000                  1999
                                                                            ----                  ----
                                                                              $                    $
                                                                              -                    -
                                                                                   (unaudited)

     NET VOYAGE REVENUES
     Voyage revenues                                                      182,262                 93,012
     Voyage expenses                                                       62,195                 23,014
     -------------------------------------------------------------------------------------------------------

     Net voyage revenues                                                  120,067                 69,998
     -------------------------------------------------------------------------------------------------------

     OPERATING EXPENSES
     Vessel operating expenses                                             34,769                 22,258
     Time-charter hire expense                                             12,966                  7,770
     Depreciation and amortization                                         25,042                 22,026
     General and administrative                                             9,522                  7,327
     -------------------------------------------------------------------------------------------------------
                                                                           82,299                 59,381
     -------------------------------------------------------------------------------------------------------

     Income from vessel operations                                         37,768                 10,617
     -------------------------------------------------------------------------------------------------------

     OTHER ITEMS
     Interest expense                                                     (19,989)                (9,767)
     Interest income                                                        3,253                  1,361
     Other loss (note 8)                                                   (1,092)                  (339)
     -------------------------------------------------------------------------------------------------------
                                                                          (17,828)                (8,745)
     -------------------------------------------------------------------------------------------------------

     Net income                                                            19,940                  1,872
     Retained earnings, beginning of the period                           404,130                451,829
     -------------------------------------------------------------------------------------------------------
                                                                          424,070                453,701
     Dividends declared                                                    (8,184)                (6,804)
     -------------------------------------------------------------------------------------------------------

     Retained earnings, end of the period                                 415,886                446,897
     -------------------------------------------------------------------------------------------------------

     Basic and Diluted Earnings per Common Share (note 6)
          Net income                                                         0.52                   0.06
     -------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)

                                                                                As at               As at
                                                                              March 31,         December 31,
                                                                                2000                1999
                                                                                ----                ----
                                                                                  $                   $
                                                                                  -                   -
                                                                             (unaudited)

      ASSETS
      Current
      Cash and cash equivalents                                                238,694              220,327
      Marketable securities (note 2)                                             1,016                 -
      Accounts receivable                                                       40,443               30,753
      Prepaid expenses and other assets                                         30,155               29,579
      --------------------------------------------------------------------------------------------------------

      Total current assets                                                     310,308              280,659
      --------------------------------------------------------------------------------------------------------

      Marketable securities (note 2)                                            14,039                6,054
      Vessels and equipment
           at cost, less accumulated depreciation of $614,828
           (December 31, 1999 - $624,727) (note 5)                           1,629,962            1,666,755
      --------------------------------------------------------------------------------------------------------

                                                                             1,644,001            1,672,809
      --------------------------------------------------------------------------------------------------------

      Investment in  joint venture                                              19,698               19,402
      Other assets                                                              14,360                9,814
      --------------------------------------------------------------------------------------------------------

                                                                             1,988,367            1,982,684
      --------------------------------------------------------------------------------------------------------

      LIABILITIES AND STOCKHOLDERS' EQUITY
      Current
      Accounts payable                                                          34,240               20,431
      Accrued liabilities                                                       28,527               39,515
      Current portion of long-term debt (note 5)                                66,591               66,557
      --------------------------------------------------------------------------------------------------------

      Total current liabilities                                                129,358              126,503
      --------------------------------------------------------------------------------------------------------
      Long-term debt (note 5)                                                1,007,970            1,018,610
      Other long-term liabilities                                                3,900                3,400
      --------------------------------------------------------------------------------------------------------

      Total liabilities                                                      1,141,228            1,148,513
      --------------------------------------------------------------------------------------------------------
      Minority interest                                                          2,412                2,104
      Stockholders' equity
      Capital stock (note 6)                                                   428,841              427,937
      Retained earnings                                                        415,886              404,130
      --------------------------------------------------------------------------------------------------------

      Total stockholders' equity                                               844,727              832,067
      --------------------------------------------------------------------------------------------------------

                                                                             1,988,367            1,982,684
      --------------------------------------------------------------------------------------------------------


     Commitments and contingencies (note 7)

     The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)


                                                                   Three Months Ended March 31,
                                                                     2000                1999
                                                                     ----                ----
                                                                       $                  $
                                                                       -                  -
                                                                            (unaudited)

Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                                          19,940                1,872
Add charges to operations not requiring
  a payment of cash and cash equivalents:
     Depreciation and amortization                                  25,042               22,026
     Equity income (net of dividends received of $500)                (319)                -
     Future income taxes                                               500                  500
     Loss on disposition of assets                                   1,009                 -
     Other - net                                                      (592)                 349
Change in non-cash working capital items related to
  operating activities                                              (5,355)              (4,627)
---------------------------------------------------------------------------------------------------

Net cash flow from operating activities                             40,225               20,120
---------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                          -                  50,000
Scheduled repayments of long-term debt                                (606)                (574)
Prepayment of long-term debt                                       (10,000)                -
Proceeds from stock options exercised                                  898                 -
Cash dividends paid                                                 (8,178)              (6,798)
Capitalized loan costs                                                -                    (278)
---------------------------------------------------------------------------------------------------

Net cash flow from financing activities                            (17,886)              42,350
---------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                (550)             (20,268)
Expenditures for drydocking                                         (2,500)              (2,205)
Proceeds from disposition of assets                                  9,705                 -
Acquisition costs related to purchase of
  Bona Shipholding Ltd. (note 9)                                    (1,716)                -
Proceeds on sale of available-for-sale securities                     -                  12,305
Purchases of available-for-sale securities                          (8,911)                -
---------------------------------------------------------------------------------------------------

Net cash flow from investing activities                             (3,972)             (10,168)
---------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents                               18,367               52,302
Cash and cash equivalents, beginning of the period                 220,327               66,133
---------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of the period                       238,694              118,435
---------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (all tabular amounts stated in thousands of U.S. dollars, except share data)
        (Information as at March 31, 2000 and for the Three-Month Periods
                   Ended March 31, 2000 and 1999 is unaudited)

1.       Basis of Presentation

         The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the nine-month period ended December 31, 1999. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three-month period ended March 31, 2000 are not necessarily indicative of those for a full fiscal year.

2.       Marketable Securities

         The Company's investments in marketable securities are classified as available-for sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities, if material, are reported as a separate component of stockholders' equity.

3.       Cash Flows

         Cash interest paid during the three-month periods ended March 31, 2000
         and  1999  totalled   approximately   $14,927,000   and   $13,968,000,
         respectively.

4.       Income Taxes

         The legal jurisdictions of the countries in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company's Australian ship-owning subsidiaries are subject to income taxes (see Note 8). The Company accounts for such taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, " Accounting for Income Taxes".

5.       Long-Term Debt


                                                   March 31,       December 31,
                                                     2000              1999
                                                       $                 $
                                                --------------------------------


Revolving Credit Facilities....................     624,000           634,000

First Preferred Ship Mortgage Notes (8.32%)
  due through 2008.............................     225,000           225,000

Term Loans due through 2009....................     225,561           226,167
                                                  ---------         ---------
                                                  1,074,561         1,085,167
Less current portion...........................      66,591            66,557
                                                  ---------         ---------
                                                  1,007,970         1,018,610
                                                  =========         =========

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (all tabular amounts stated in thousands of U.S. dollars, except share data)
        (Information as at March 31, 2000 and for the Three-Month Periods
                   Ended March 31, 2000 and 1999 is unaudited)

         The  Company  has  two  long-term   Revolving  Credit  Facilities  (the
         "Revolvers") available which, as at March 31, 2000 provided for borrowings of up to $635.0 million. Interest payments are based on LIBOR (March 31, 2000: 6.29%; December 31, 1999: 6.0%) plus a margin depending on the financial leverage of the Company; at March 31, 2000 the margins ranged between 0.6% and 0.9% (December 31, 1999: 0.6% and 0.9%). The amount available under the Revolvers reduces semi-annually with final balloon reductions in 2006 and 2008. The Revolvers are collaterized by first priority mortgages granted on forty of the Company's Aframax tankers and oil/bulk/ore carriers, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Revolvers.

         The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collaterized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at March 31, 2000, the fair value of these net assets approximated $190.4 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004.

         Condensed financial information regarding the Company, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of the Company is set out in Schedule A of these consolidated financial statements.

         The Company has several term loans outstanding, which, as at March 31, 2000, totalled $225.6 million. Interest payments are based on LIBOR plus a margin. At March 31, 2000, the margins ranged between 0.65% and 1.25%. The term loans reduce in quarterly or semi-annual payments with varying maturities through 2009. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral, and guarantees from Teekay.

         As at March 31, 2000, the Company was committed to a series of interest rate swap agreements whereby $200.0 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 3.6 years, expiring between December 2001 and February 2005. These agreements effectively change the Company's interest rate exposure on $200.0 million of debt from a floating LIBOR rate to an average fixed rate of 6.28%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

6.       Capital Stock

     Authorized
      25,000,000               Preferred Stock with a par value of $1 per share
     725,000,000               Common Stock with a par value of $0.001 per share

         --------------------------------------------------------------------------------------------------
                                                         Common      Thousands of   Preferred    Thousands
         Issued and outstanding                           Stock         shares        Stock      of shares
                                                            $                           $
         --------------------------------------------------------------------------------------------------

         Balance December 31, 1999                        427,937        38,064         -            -
         Reinvested dividends                                   6             1         -            -
         Exercise of stock options                            898            64         -            -
         --------------------------------------------------------------------------------------------------
         Balance March 31, 2000                           428,841        38,129         -            -
         --------------------------------------------------------------------------------------------------

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (all tabular amounts stated in thousands of U.S. dollars, except share data)
        (Information as at March 31, 2000 and for the Three-Month Periods
                   Ended March 31, 2000 and 1999 is unaudited)

         As at March 31, 2000, the Company had reserved 6,299,000 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan. As at March 31, 2000, options to purchase a total of 3,934,000 shares of the Company's Common Stock were outstanding, of which 1,139,000 options were then exercisable at prices ranging from $18.56 to $33.50 per share. The remaining outstanding options have exercise prices ranging from $16.875 to $33.50 per share. All outstanding options expire between July 19, 2005 and March 6, 2010, ten years after the date of each respective grant. The Company's basic earnings per share is based upon the following weighted average number of common shares outstanding: 38,069,614 shares for the three months ended March 31, 2000; and 31,648,191 shares for the three months ended March 31, 1999. Diluted earnings per share is based upon the following weighted average number of common shares outstanding: 38,255,512 shares for the three months ended March 31, 2000; and 31,648,191 shares for the three months ended March 31, 1999.

7.       Commitments and Contingencies

         The Company has guaranteed 50% of the outstanding mortgage debt in Soponata-Teekay Limited, a joint venture company which owns a 50% interest in three vessels (one Aframax and two Suezmaxes), totalling $28.8 million as at March 31, 2000.

         The Company has guaranteed its share of committed, uncalled capital, in certain limited partnerships, which own two of the Company's oil/bulk/ore carriers ("O/B/O"), totalling $2.7 million as at March 31, 2000.

         As at March 31, 2000, the Company was committed to foreign exchange contracts for the forward purchase of approximately Japanese yen 100 million, Singapore dollars 3.1 million, Australian dollars 3.7 million and Norwegian kroner 53.3 million for U.S. dollars, at an average rate of Japanese yen 106.6 per U.S. dollar, Singapore dollar 1.68 per U.S. dollar, Australian dollar 0.62 per U.S. dollar and Norwegian kroner 8.2 per U.S. dollar, respectively, for the purpose of hedging accounts payable and accrued liabilities.

8.       Other Loss

                                                        Three Months Ended
                                                   March 31,           March 31,
                                                     2000                 1999
                                                       $                    $
                                                 -------------------------------

         Loss on disposition of assets.........    (1,009)                  -
         Equity income from joint venture......       819                   -
         Future income taxes...................      (500)                (500)
         Miscellaneous.........................      (402)                 161
                                                  --------             --------
                                                   (1,092)                (339)
                                                  ========             ========

9.       Acquisition of Bona Shipholding Ltd.

         On June 11, 1999, Teekay purchased Bona Shipholding Ltd. ("Bona") for aggregate consideration (including estimated transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of Teekay's Common Stock. Bona's operating results are reflected in these financial statements commencing the effective date of the acquisition.

                                                                      SCHEDULE A

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)
                                   (unaudited)



                                                                 Three Months Ended March 31, 2000
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                              -              9,257        147,888        (37,078)          120,067
Operating expenses                                142           7,952        104,722        (30,517)           82,299
                                           -------------------------------------------------------------------------------
   Income (loss) from vessel operations          (142)          1,305         43,166         (6,561)           37,768
Net interest income (expense)                  (4,761)             46        (12,021)          -              (16,736)
Equity in net income of subsidiaries           24,843            -              -           (24,843)             -
Other loss                                       -               -            (1,092)          -               (1,092)
                                           -------------------------------------------------------------------------------
Net income                                     19,940           1,351         30,053        (31,404)           19,940
Retained earnings (deficit), beginning of
  the period                                  404,130         (28,950)       369,370       (340,420)          404,130
Dividends declared                             (8,184)           -              -              -               (8,184)
                                           ===============================================================================
Retained earnings (deficit), end of the
  period                                      415,886         (27,599)       399,423       (371,824)          415,886
                                           ===============================================================================




                                                                 Three Months Ended March 31, 1999
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                              -              9,600        105,335        (44,937)           69,998
Operating expenses                                126           9,481         94,711        (44,937)           59,381
                                           -------------------------------------------------------------------------------
   Income (loss) from vessel operations          (126)            119         10,624           -               10,617
Net interest income (expense)                  (4,750)             29         (3,685)          -               (8,406)
Equity in net income of subsidiaries            6,748            -              -            (6,748)             -
Other income (loss)                              -               -             6,030         (6,369)             (339)
                                           -------------------------------------------------------------------------------
Net income                                      1,872             148         12,969        (13,117)            1,872
Retained earnings (deficit), beginning of
  the period                                  451,829         (33,718)       346,317       (312,599)          451,829
Dividends declared                             (6,804)           -              -              -               (6,804)
                                           ===============================================================================
Retained earnings (deficit), end of the
  period                                      446,897         (33,570)       359,286       (325,716)          446,897
                                           ===============================================================================

----------------
  (See Note 5)

                                                                      SCHEDULE A
                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                            CONDENSED BALANCE SHEETS
                         (in thousands of U.S. dollars)
                                   (unaudited)

                                                                       As at March 31, 2000
                                        -----------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                         Teekay Shipping     Guarantor    Non-Guarantor                    Shipping Corp.
                                              Corp.        Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                                $                $              $                $               $
                                        -----------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                        157            44,642         193,895            -              238,694
Other current assets                              43               629         173,973        (103,031)           71,614
                                        -----------------------------------------------------------------------------------
  Total current assets                           200            45,271         367,868        (103,031)          310,308
Vessels and equipment (net)                     -              290,910       1,339,052            -            1,629,962
Advances due from subsidiaries               104,509              -               -           (104,509)             -
Other assets (principally marketable
securities and investments in subsidiaries)  968,221              -             28,404        (968,226)           28,399
Investment in joint venture                     -                 -             19,698            -               19,698
                                        -----------------------------------------------------------------------------------
                                           1,072,930           336,181       1,755,022      (1,175,766)        1,988,367
                                        ===================================================================================
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities                            3,203               787         236,415        (111,047)          129,358
Long-term debt                               225,000              -            786,870            -            1,011,870
Due to (from) affiliates                        -               (6,337)        187,193        (180,856)             -
                                        -----------------------------------------------------------------------------------
     Total liabilities                       228,203            (5,550)      1,210,478        (291,903)        1,141,228
                                        -----------------------------------------------------------------------------------
Minority interest                               -                 -              2,412            -                2,412
STOCKHOLDERS' EQUITY
Capital Stock                                428,841                23           5,943          (5,966)          428,841
Contributed capital                             -              369,307         136,766        (506,073)             -
Retained earnings (deficit)                  415,886           (27,599)        399,423        (371,824)          415,886
                                        -----------------------------------------------------------------------------------
     Total stockholders' equity              844,727           341,731         542,132        (883,863)          844,727
                                        -----------------------------------------------------------------------------------
                                           1,072,930           336,181       1,755,022      (1,175,766)        1,988,367
                                        ===================================================================================
                                                                      As at December 31, 1999
                                         ----------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                              Teekay         Guarantor    Non-Guarantor                    Shipping Corp.
                                          Shipping Corp.    Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                                 $               $              $                $                $
                                         ----------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                            210       39,652           180,465              -           220,327
Other current assets                                  42          582           162,084       (102,376)           60,332
                                         ----------------------------------------------------------------------------------
  Total current assets                               252       40,234           342,549       (102,376)          280,659
Vessels and equipment (net)                         -         294,800         1,371,955           -            1,666,755
Advances due from subsidiaries                   121,415         -                 -          (121,415)             -
Other assets (principally marketable
securities and investments in subsidiaries)      943,389         -               15,873       (943,394)           15,868
Investment in joint venture                         -            -               19,402           -               19,402
                                         ==================================================================================
                                               1,065,056      335,034         1,749,779     (1,167,185)        1,982,684
                                         ==================================================================================
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities                                7,989          991           227,331       (109,808)          126,503
Long-term debt                                   225,000         -              797,010           -            1,022,010
Due to (from) affiliates                            -          (6,337)          211,255       (204,918)             -
                                         ----------------------------------------------------------------------------------
  Total liabilities                              232,989       (5,346)        1,235,596       (314,726)        1,148,513
                                         ----------------------------------------------------------------------------------
Minority Interest                                   -            -                2,104           -                2,104
Stockholders' Equity
Capital stock                                    427,937           23             5,943         (5,966)          427,937
Contributed capital                                 -         369,307           136,766       (506,073)             -
Retained earnings (deficit)                      404,130      (28,950)          369,370       (340,420)          404,130
                                         ----------------------------------------------------------------------------------
  Total stockholders' equity                     832,067      340,380           512,079       (852,459)          832,067
                                         ==================================================================================
                                               1,065,056      335,034         1,749,779     (1,167,185)        1,982,684
                                         ==================================================================================

 (See Note 5)

                                                                      SCHEDULE A
                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                       CONDENSED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)
                                   (unaudited)

                                                                  Three Months Ended March 31, 2000
                                            ------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                                Teekay        Guarantor    Non-Guarantor                  Shipping Corp.
                                            Shipping Corp.  Subsidiaries    Subsidiaries   Eliminations   & Subsidiaries
                                                  $               $              $               $               $
                                            ------------------------------------------------------------------------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                            ------------------------------------------------------------------------------
  Net cash flow from operating activities          (9,679)       5,101            44,803                       40,225
                                            ------------------------------------------------------------------------------
FINANCING ACTIVITIES
Prepayments of long-term debt                        -              -            (10,000)                     (10,000)
Repayments of long-term debt                         -              -               (606)                        (606)
Other                                               9,626            2           (16,908)                      (7,280)
                                            ------------------------------------------------------------------------------
  Net cash flow from financing activities           9,626            2           (27,514)                     (17,886)
                                            ------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment               -            (113)           (2,937)                      (3,050)
Proceeds from disposition of assets                  -              -              9,705                        9,705
Acquisition costs related to purchase of
  Bona Shipholding Ltd.                              -              -             (1,716)                      (1,716)
Other                                                -              -             (8,911)                      (8,911)
                                            ------------------------------------------------------------------------------
  Net cash flow from investing activities            -            (113)           (3,859)                      (3,972)
                                            ------------------------------------------------------------------------------
Increase (decrease) in cash and cash
  equivalents                                         (53)       4,990            13,430                       18,367
Cash and cash equivalents, beginning of
  the period                                          210       39,652           180,465                      220,327
                                            ==============================================================================
Cash and cash equivalents, end of the
  period                                              157       44,642           193,895                      238,694
                                            ==============================================================================

                                                                Three Months Ended March 31, 1999
                                          --------------------------------------------------------------------------------
                                                           8.32% Notes                                        Teekay
                                              Teekay        Guarantor     Non-Guarantor                   Shipping Corp.
                                          Shipping Corp.   Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                                $               $               $                $               $
                                          --------------------------------------------------------------------------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                          --------------------------------------------------------------------------------
  Net cash flow from operating activities       (9,413)         5,112           24,421                         20,120
                                          --------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                      -               -             50,000                         50,000
Repayments of long-term debt                      -               -               (574)                          (574)
Other                                            9,415            922          (17,413)                        (7,076)
                                         ---------------------------------------------------------------------------------
  Net cash flow from financing activities        9,415            922           32,013                         42,350
                                         ---------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment            -               (66)         (22,407)                       (22,473)
Other                                             -               -             12,305                         12,305
                                         ---------------------------------------------------------------------------------
  Net cash flow from investing activities         -               (66)         (10,102)                       (10,168)
                                         ---------------------------------------------------------------------------------
Increase in cash and cash equivalents                2          5,968           46,332                         52,302
Cash and cash equivalents, beginning
of the period                                        3         27,345           38,785                         66,133
                                         =================================================================================
Cash and cash equivalents, end of the
  period                                             5         33,313           85,117                        118,435
                                         =================================================================================

  (See Note 5)

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                 MARCH 31, 2000
                         PART I - FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Teekay Shipping Corporation (the "Company") changed its fiscal year end from March 31 to December 31, commencing December 31, 1999, in order to facilitate comparison of its operating results to those of other companies in the transportation industry.

RESULTS OF OPERATIONS

General

The Company is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders and government agencies. The Company's fleet consists of 74 vessels (including five vessels time-chartered-in and three vessels owned by a joint venture), for a total cargo-carrying capacity of approximately 7.4 million tonnes.

During the quarter ended March 31, 2000, approximately 69% of the Company's net voyage revenue was derived from spot voyages. The balance of the Company's revenue is generated by two other modes of employment: time-charters, whereby vessels are chartered to customers for a fixed period; and contracts of affreightment ("COAs"), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route over a given period of time. In the quarter ended March 31, 2000, approximately 13% of net voyage revenues were generated by time-charters and COAs priced on a spot market basis. In aggregate, approximately 82% of the Company's net voyage revenues during the current quarter were derived from spot voyages or time-charters and COAs priced on a spot market basis, with the remaining 18% being derived from fixed-rate time charters and COAs. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company's revenue, cash flow from operations, and net income.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker markets have historically exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

In December 1997, the Company acquired two vessels and related shore support services from an Australian affiliate of Caltex Petroleum. These two tankers, together with one of the Company's existing Aframax tankers, have been time-chartered to the Caltex affiliate in connection with the Company's provision of Caltex's oil transportation requirements formerly provided by that affiliate. In addition, the Company has converted one of its existing vessels to a floating storage and off-loading vessel, which is sharing crews with the vessels employed in the Caltex arrangement (together with the other three vessels involved in this arrangement, the "Australian Vessels"). Vessel operating expenses for the Australian Vessels are substantially higher than those for the rest of the Company's fleet, primarily as a result of higher costs associated with employing an Australian crew. The time-charter rates (as defined below) for the Australian Vessels are correspondingly higher to compensate for these increased costs. During the quarter ended March 31, 2000, the Australian Vessels earned net voyage revenues of $9.8 million and an average TCE rate of $26,904 and incurred vessel operating expenses of $3.9 million or $10,846 on a per ship per day basis. In comparison, during the quarter ended March 31, 1999, the Australian Vessels earned net voyage revenues of $9.5 million and an average TCE rate of $26,431 and incurred vessel operating expenses of $3.8 million, or $10,611 on a per ship per day basis. The results of the Australian Vessels are included in the Company's Consolidated Financial Statements included herein.

Acquisition of Bona Shipholding Ltd.

On June 11, 1999, the Company acquired Bona Shipholding Ltd. ("Bona") for aggregate consideration (including estimated transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of the Company's common stock. Bona was the third largest operator of medium-size tankers, controlling a fleet of vessels consisting of fifteen Aframax tankers, eight oil/bulk/ore carriers and, through a joint venture, 50% interests in one additional Aframax tanker and two Suezmax tankers. Bona engaged in the transportation of oil, oil products, and dry bulk commodities, primarily in the Atlantic region. Through this acquisition, the Company has combined Bona's market strength in the Atlantic region with the Company's franchise in the Indo-Pacific Basin. For the year ended December 31, 1998, Bona earned net voyage revenues of $148.9 million resulting in income from vessel operations of $29.5 million and net income of $16.6 million.

The acquisition of Bona has been accounted for using the purchase method of accounting. Bona's operating results are reflected in the Company's financial statements commencing June 11, 1999.

As a result of this acquisition, the Company anticipates annual cost savings of approximately $10 million, commencing after an estimated 12-month integration period, through a reduction in combined overhead costs, increased purchasing power, and other operational efficiencies. The Company also believes that the acquisition will create revenue enhancement opportunities as a result of owning a larger fleet with a greater selection of vessels to match customer demands and enable the Company to further extend the breadth of services provided to its customers.

Historically, the Company has depreciated its vessels for accounting purposes over an economic life of 20 years down to estimated residual values. Bona depreciated its vessels over an economic life of 25 years down to estimated scrap values, the method used by the majority of companies in the shipping industry. Effective April 1, 1999, the Company revised the estimated useful life of its vessels to 25 years and also replaced the estimated residual values with estimated scrap values. Since such changes, the Company's average depreciation expense per vessel has decreased from historical levels.

As a result of the Bona acquisition, the Company's general and administrative expenses, while remaining relatively stable on a per vessel basis during the first few fiscal quarters of combined operations, have began to decline on a per vessel basis as efficiencies are obtained from the integration of the two companies' operations. The Company's interest expense has increased as a result of debt that was assumed as part of the acquisition.

All oil/bulk/ore carriers ("O/B/O") owned by Bona have been operated through an O/B/O pool managed by a subsidiary of Bona. Net voyage revenues from the O/B/O pool are currently included on a 100% basis in the Company's consolidated financial statements. Where the Company owns less than 50% of a vessel, the minority participants' share of the O/B/O pool is reflected as a time charter hire expense. The Company anticipates that these O/B/Os will earn lower average TCE rates than the rest of the Teekay fleet as these vessels command lower rates than modern Aframax tankers under typical market conditions, which reflects the lower capital cost of these vessels.

Results of Operations

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time- charter equivalent" (or "TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by revenue-generating ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.

Quarter Ended March 31, 2000 Versus Quarter Ended March 31, 1999

Aframax TCE rates strengthened in the first quarter of 2000 due to increased demand for modern tankers, increased oil production, and a high level of scrapping due to regulatory pressures and age discrimination by oil companies. TCE rates are dependent on oil production levels, oil consumption growth, the number of vessels scrapped and charterers' preference for modern tankers. As a result of the Company's dependence on the tanker spot market, any fluctuations in Aframax TCE rates will impact the Company's revenues and earnings.

The Company's net income was $19.9 million in the quarter ended March 31, 2000, compared to $1.9 million in the quarter ended March 31, 1999. Results for the current quarter included a loss of $1.0 million on the sale of two of the Company's oldest vessels. There were no asset sales in the quarter ended March 31, 1999.

Income from Vessel Operations

The Company's average fleet size was 54.8% greater in the quarter ended March 31, 2000 compared to the same quarter one year ago, due mainly to the acquisition of Bona.

Net voyage revenues increased 71.5% to $120.1 million in the current quarter, compared to $70.0 million for the same quarter last year. This is a result of the increase in fleet size and a 4.1% increase in the Company's average TCE rate in the current quarter to $18,734 from $17,995 in the same quarter last year.

Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores and lubes, and communication expenses, increased 56.2% to $34.8 million in the quarter ended March 31, 2000 from $22.3 million in the quarter ended March 31, 1999, as a result of the increase in fleet size.

Time-charter hire expense was $13.0 million in the quarter ended March 31, 2000, up from $7.8 million in the quarter ended March 31, 1999, primarily due to the Bona acquisition. The minority pool participants' net voyage revenues of $5.5 million in the O/B/O pool managed by a Bona subsidiary is reflected as time-charter hire expense. The average number of vessels time-chartered-in by the Company was five, excluding the O/B/Os, in the quarter ended March 31, 2000 compared to 4.8 vessels in the quarter ended March 31, 1999.

Depreciation and amortization expense increased 13.7% to $25.0 million in the current quarter from $22.0 million in the same quarter last year, reflecting the increase in fleet size arising from the acquisition of Bona, partially offset by the change in estimated useful life of the vessels from 20 to 25 years. Depreciation and amortization expense included amortization of drydocking costs of $2.2 million in the quarter ended March 31, 2000, compared to $1.7 million in the quarter ended March 31, 1999. Had Teekay retained its previous depreciation policy and applied this policy to the Bona fleet, depreciation expense would have been $8.1 million higher.

General and administrative expenses rose 30.0% to $9.5 million in the current quarter from $7.3 million in the same quarter last year, primarily as a result of the acquisition of Bona.

Interest Expense

Interest expense increased 104.7% to $20.0 million in the current quarter from $9.8 million in the same quarter last year, reflecting higher interest rates and the additional debt assumed as part of the Bona acquisition.

The following table illustrates the relationship between fleet size (measured in ship-days), TCE performance, and operating results per calendar ship-day. To facilitate comparison to the prior periods' results, unless otherwise indicated, the figures in the table below exclude the results from the Company's Australian Vessels and O/B/O vessels acquired as part of the Bona acquisition:


-------------------------------------------------------------------------------------------------------
                                                             Quarter Ended            Quarter Ended
                                                            March 31, 2000            March 31, 1999
-------------------------------------------------------------------------------------------------------

International Fleet (excluding ex-Bona O/B/O
  and Australian crewed vessels):
Average number of ships                                               61                        43
Total calendar ship-days                                           5,531                     3,871
Revenue-generating ship-days (A)                                   5,253                     3,593
Net voyage revenue before commissions(B) (000's)         $        99,891            $       61,620
-------------------------------------------------------------------------------------------------------
TCE (B/A)                                                $        19,016            $       17,150
-------------------------------------------------------------------------------------------------------
Operating results per calendar ship-day:
     Net voyage revenue                                  $        17,516            $       15,625
    Vessel operating expense                                       5,217                     5,361
    General and administrative expense                             1,438                     1,732
    Drydocking expense                                               420                       498
-------------------------------------------------------------------------------------------------------
   Operating cash flow per calendar ship-day             $        10,441           $         8,034
-------------------------------------------------------------------------------------------------------

Australian Vessels:
    Operating cash flow per calendar ship-day            $        14,304           $        14,088
-------------------------------------------------------------------------------------------------------

Total Fleet (including ex-Bona O/B/O and Australian
   crewed vessels):
   Operating cash flow per calendar ship-day            $          9,851           $         8,502
-------------------------------------------------------------------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2000, the Company's total liquidity, which includes cash, marketable securities and undrawn borrowings, had increased to $264.7 million from $237.4 million as at December 31, 1999, mainly as a result of cash flow from operations.

Net cash flow from operating activities increased to $40.2 million in the current quarter from $20.1 million in the same period one year ago, mainly reflecting the increase in TCE rates and additional operating leverage as a result of the Bona acquisition.

The Company's scheduled debt repayments were $606,000 during the current quarter, compared to $574,000 in the same quarter last year.

During the quarter ended March 31, 2000, the Company incurred capital expenditures for equipment of $550,000. Cash expenditures for drydocking were $2.5 million in the current quarter compared to $2.2 million over the same period one year ago.

Dividends declared during the current quarter were $8.2 million, or 21.5 cents per share.

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit lines, additional debt borrowings, and the issuance of additional shares of capital stock.

YEAR 2000 COMPLIANCE

The Company relies on computer systems, software, databases, third party electronic data interchange interfaces and embedded processors to operate its business. The Company successfully implemented a program to systematically address the Year 2000 problem. The Company was Year 2000 compliant prior to the rollover to the Year 2000. The Company will continue to monitor electronic date recognition issues.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended March 31, 2000 contain certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial condition, including, in particular, statements regarding: TCE rates in the near-term; tanker supply and demand; supply and demand for oil; the Company's growth strategy and measures to implement such strategy; and cost savings and other benefits that may be realized in connection with the Bona acquisition. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; charterers' preference for modern tankers; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in typical seasonal variations in tanker charter rates; the Company's dependence on spot oil voyages; competitive factors in the markets in which the Company operates; environmental and other regulation; the Company's potential inability to achieve and manage growth; risks associated with operations outside the United States; the potential inability of the Company to generate internal cash flow and obtain additional debt or equity financing to fund capital expenditures; the Company's ability to successfully integrate Bona into the Company's operations; and other factors detailed from time to time in the Company's periodic reports filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                 MARCH 31, 2000
                         PART I - FINANCIAL INFORMATION

ITEM 3 - MARKET RATE RISKS

The Company is exposed to market risk from foreign currency and changes in interest rate fluctuations. The Company uses interest rate swaps and forward foreign currency contracts to manage these risks, but does not use financial instruments for trading or speculative purposes.

Interest Rate Risk

The Company invests its cash and marketable securities in financial instruments with maturities of less than three months within the parameters of its investment policy and guidelines.

The Company uses interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. The differential to be paid or received under these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

Foreign Exchange Rate Risk

The international tanker industry's functional currency is the U.S. dollar. Virtually all of the Company's revenues and most of its operating costs are in U.S. dollars. The Company incurs certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which are Japanese yen, Singapore dollars, Canadian dollars, Australian dollars and Norwegian kroner. During the three months ended March 31, 2000, approximately 22.8% of vessel and voyage costs, overhead and drydock expenditures were denominated in these currencies. However, the Company has the ability to shift its purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

The Company enters into forward contracts as a hedge against changes in certain foreign exchange rates. Market value gains and losses are deferred and recognized during the period in which the hedged transaction is recorded in the accounts.


                                              Contract                Carrying Amount                  Fair
(in USD 000's)                                 Amount             Asset           Liability            Value
-------------------------------------------------------------------------------------------------------------------

March 31, 2000
FX Forward Contracts                       $     11,575        $       -         $      -          $        (213)
Interest Rate Swap Agreements                   200,000                -                -                  5,625
Debt                                          1,074,561                -            1,074,561          1,064,917

December 31, 1999
FX Forward Contracts                       $      4,448        $       -         $      -         $          (20)
Interest Rate Swap Agreements                   200,000                -                -                  4,488
Debt                                          1,085,167                -            1,085,167          1,060,417
-------------------------------------------------------------------------------------------------------------------


Inflation

Although inflation has had a moderate impact on operating, drydocking and corporate overhead expenses, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                 MARCH 31, 2000
                           PART II - OTHER INFORMATION

Item 1 - Legal Proceedings

         None

Item 2 - Changes in Securities

         None

Item 3 - Defaults Upon Senior Securities

         None

Item 4 - Submission of Matters to a Vote of Security Holders

         None

Item 5 - Other Information

         None

Item 6 - Exhibits and Reports on Form 6-K

a.       Exhibits
                  27.1 Financial Data Schedule

b.       Reports on Form 6-K
                  None

THIS  REPORT  ON  FORM  6-K  IS  HEREBY   INCORPORATED  BY  REFERENCE  INTO  THE
REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TEEKAY SHIPPING CORPORATION




Date:    May 15, 2000                 By:    /s/ Peter S. Antturi
                                      -----------------------------------
                                      Peter S. Antturi
                                      Vice President and Chief Financial Officer